Filed by Stifel Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Thomas Weisel Partners Group, Inc.
Commission File No.: 000-51730
Ronald J. Kruszewski
Chairman, President and Chief Executive Officer
April 26, 2010
To All Stifel Associates:
I am delighted to report that this morning we announced a strategic merger with San Francisco-based Thomas Weisel Partners (NASDAQ: TWPG). The combination will form a premier middle-market investment bank with estimated annual revenues of approximately $1.6 billion, derived from consensus estimates, and a $2.0 billion pro forma market capitalization. Stifel will remain headquartered in St. Louis, with significant presence in Baltimore, New York, San Francisco and Toronto. This merger is consistent with our focus on building Stifel in a way that reinforces our values, creates a well-balanced platform and accelerates our growth. The press release is attached, along with additional information on the transaction.
Putting Stifel and Thomas Weisel Partners together is expected to produce many benefits. Chief among them is the combination of our investment banking, research, sales and trading, and brokerage services with Thomas Weisel Partners’ strong venture capital relationships and their expertise in growth companies. Our Global Wealth Management and Fixed Income divisions will benefit from increased access to and analysis of technology, media, telecommunications, healthcare and energy companies.
This merger is attractive for a number of reasons.
•	Dramatically expands Stifel’s footprint in three critical growth engines of the US economy: Technology, Healthcare and Energy

•	There is virtually no overlap in investment banking and minimal overlap in research coverage

•	The combination fast tracks Stifel’s ongoing investment banking growth, which would otherwise take years to achieve

•	Our Global Wealth Management group, with nearly $100 billion in client assets, fits very well with TWP’s investment bank

•	Creates a leadership position in research and investment banking, especially in Technology, Healthcare, and Natural Resources, three areas with significant opportunity

•	Creates the largest U.S. equity research platform as measured by companies under coverage and the largest provider of small cap research coverage in the U.S.

•	Our strengths in investment banking match well with TWP’s focus on growth sectors of Technology, Healthcare and Natural Resources

•	Strengthens our profile in the venture capital community, where TWP maintains key relationships

•	Enhances our lead manager credentials in equities and combines providers of world class M&A advice

•	Expands our institutional equity business both domestically and internationally

•	Expands Stifel’s Global Wealth Management Division by adding TWP’s asset management business with more than $1.6 billion in assets under management

•	Maintains revenue balance between the Institutional Group (formerly Capital Markets) and Global Wealth Management

•	Combines a senior management team having a strong cultural fit
We firmly believe this merger will benefit our clients, our associates and the shareholders of our company. This merger is the continuation of our record of growth and I want to thank you for your continued commitment to excellence.

Ronald J. Kruszewski
Chairman, President and Chief Executive Officer

Deal Facts:

Price:	$7.60 per share based on an SF price of $55.74 (as of 4/23/10) $318 million in aggregate consideration (including restricted stock, net of taxes)

Terms:	Fixed exchange ratio of 0.1364 Stifel shares for each TWPG share

Closing:	On or about June 30, 2010
What does this merger mean?
The merger dramatically expands Stifel’s footprint in three critical growth engines of the US economy: Technology, Healthcare, & Energy. This transaction also fast tracks Stifel’s ongoing investment banking growth. In the short term, we need to continue to execute on our business plan. All coverage and account overlaps will be rectified prior to closing, which is subject to TWPG shareholder approval and other usual customary closing conditions. The transaction is expected to close on or about June 30, 2010.
What is the goal of the combination?
The merger will create a premier middle-market investment bank with exposure to all sectors of the economy. The combined firm is expected to generate approximately $1.6 billion in revenues (based upon consensus estimates), have a $2.0 billion pro forma market capitalization and approximately $1.0 billion in pro forma equity capital.
What is the name of the firm?
The name of the parent will remain Stifel Financial Corp. Consideration is being given to appropriate strategies to take advantage of the recognition of and value in the Weisel name.
What role will TWP management have?
The Executive Committee members of TWP will be integrated within Stifel’s management structure. Thomas Weisel will take an active role as Co-Chairman of the combined company.
What is the impact on Global Wealth Management?
Global Wealth Management will benefit from increased access to and analysis of technology, media, telecommunications, healthcare and North American energy companies as well as expanded product offerings in asset management.

How does this affect my clients?
The combination is expected to enhance the product offerings and service capabilities of research, sales & trading, investment banking and fixed income.
Will there be any non-compensation savings overall?
Yes, there will be significant savings in brokerage operations, real estate and other cost rationalizations.
Additional Information
In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of Thomas Weisel Partners that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”). Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of Thomas Weisel Partners. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (www.sec.gov). Free copies of Stifel’s SEC filings are also available on Stifel’s website (www.stifel.com), and free copies of Thomas Weisel Partners’ SEC filings are available on Thomas Weisel Partners’ website (www.tweisel.com). Free copies of Stifel’s filings also may be obtained by directing a request to Stifel’s Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of Thomas Weisel Partners’ filings also may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by phone to 415-364-2500, in writing to Thomas Weisel Partners Group, Inc., Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, or by email to investorrelations@tweisel.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Proxy Solicitation
Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel Financial.
Caution Concerning Forward-Looking Statements
Statements in this communication that relate to Stifel’s or Thomas Weisel Partners’ future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Thomas Weisel Partners’ business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Thomas Weisel Partners’ or Stifel’s existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel’s, Thomas Weisel Partners’ or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and Thomas Weisel Partners, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Thomas Weisel Partners’ shareholders and in Stifel’s and Thomas Weisel Partners’ respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in Stifel’s Form 10-K for the fiscal year ended December 31, 2009, and “Risk Factors” in Thomas Weisel Partners’ Form 10-K for the fiscal year ended December 31, 2009. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.